UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                              TRIAGE PARTNERS, LLC
                           90 PARK AVENUE, 39TH FLOOR
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 28, 2004
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 68158N106
------- ------------------------------------------------------------------------
1
        NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TRIAGE PARTNERS,LLC
------- ------------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a)
                                                                           (b)X*

------- ------------------------------------------------------------------------
3
        SEC USE ONLY

------- ------------------------------------------------------------------------
4
        SOURCE OF FUNDS

        WC
------- ------------------------------------------------------------------------
5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   872,799**
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 0
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                   872,799**
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         0
------- ------------------------------------------------------------------------
11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        872,799**
------- ------------------------------------------------------------------------
12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------- ------------------------------------------------------------------------
13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.6%***
------- ------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON

        OO
------- ------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").


*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator. SCHEDULE 13D (AMENDMENT NO. 6)

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

CUSIP NO. 68158N106
------- ------------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STEVEN B. SANDS
------- ------------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                     (a)
                                                                           (b)X*
        (a) (b)

------- ------------------------------------------------------------------------
3
        SEC USE ONLY

------- ------------------------------------------------------------------------
4
        SOURCE OF FUNDS

        AF
------- ------------------------------------------------------------------------
5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
------- ------------------------------------------------------------------------
NUMBER OF              SOLE VOTING POWER
               7
SHARES                   10,000
               ------- ---------------------------------------------------------
BENEFICIALLY           SHARED VOTING POWER
               8
OWNED BY                 872,799**
               ------- ---------------------------------------------------------
EACH                   SOLE DISPOSITIVE POWER
               9
REPORTING                10,000
               ------- ---------------------------------------------------------
PERSON WITH            SHARED DISPOSITIVE POWER
               10
                         872,799**
------- ------------------------------------------------------------------------
11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        882,799**
------- ------------------------------------------------------------------------
12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------- ------------------------------------------------------------------------
13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.6%***
------- ------------------------------------------------------------------------
14
        TYPE OF REPORTING PERSON

        IN
------- ------------------------------------------------------------------------

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and 10,000 shares of Common stock issuable upon exercise of options exercisable within 60 days (the "Options") .


*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Options in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 6 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer"), and filed with the Securities and Exchange Commission on behalf of (i) Triage Partners, LLC and (ii) Steven B. Sands. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding thereto the following:

As previously reported, pursuant to the terms of the Rothstein Sale, the Rothstein Affiliates granted to Triage Partners an irrevocable proxy with respect to 274,660 shares of the Company's Common Stock. The proxy expired by its terms on December 28, 2004.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Company, there were 4,995,878 shares of Common Stock outstanding as of December 20, 2004. Triage Partners is the beneficial owner of 872,799 shares of Common Stock (including 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock), which represents 15.6% of the outstanding shares of Common Stock.

Steven B. Sands is the beneficial owner of 10,000 shares of Common stock issuable upon exercise of options exercisable within 60 days. Additionally, because Mr. Sands is the Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 872,299 shares of Common Stock held by Triage Partners. Collectively, Mr. Sands' beneficial ownership represents 15.6% of the outstanding shares of Common Stock.

(b) Triage Partners has the power to direct the vote of 872,299 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock. Mr. Sands has power to direct the vote and disposition of 10,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Additionally, by virtue of his relationship with Triage Partners, Mr. Sands may also be deemed to have the power to direct the vote of 872,799 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past 60 days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2004


                              TRIAGE PARTNERS LLC


By: /s/ Steven B. Sands
-----------------------
Name: Steven B. Sands
Title: Manager



/s/ Steven B. Sands
-----------------------
Steven B. Sands